SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                                 AutoInfo, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   052777109
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                                 (CUSIP Number)

                             Kenneth S. Rose, Esq.
                      Morse, Zelnick, Rose & Lander LLP
                                405 Park Avenue
                                  Suite 1401
                              New York, NY 10022
                                (212) 838-5030

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   12/14/2000
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 052777109
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    James T. Martin
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    OO
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United Kingdom
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1,710,000

    (8) Shared voting power:
        4,560,000

    (9) Sole dispositive power:
        1,710,000

    (10) Shared dispositive power:
         4,560,000

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(11) Aggregate amount beneficially owned by each reporting person.

     6,270,000
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     20.2%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 4 Pages

Item 1. Security and Issuer.

         This statement relates to the Common Stock, par value $.001 per share("Common Stock") of AutoInfo, Inc., a Delaware corporation (the "Company").
         The address of the Company's principal executive office is 6413 Congress Avenue, Suite 240, Boca Raton, Florida 33487.


Item 2. Identity and Background.

        (a) James T. Martin

        (b) c/o Bermuda Trust Company Limited, Compass Point Building 9 Bermudiana Road, Hamilton HMII Bermuda

        (c) The Reporting Person is a consultant in the Technology Industry and an author.

        (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, the Reporting Person has not been:
            (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; nor (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) United Kingdom

Item 3. Source and Amount of Funds or Other Consideration.

         The 6,270,000 shares of Common Stock were issued by the Company to the Reporting Person pursuant to a Chapter 11 Plan of Reorganization in satisfaction of $6,081,900 of debt outstanding due to the Reporting Person.

Item 4. Purpose of Transaction.

         The shares of Common Stock were issued by the Company to the Reporting Person pursuant to a Chapter 11 Plan of Reorganization in satisfaction of $6,081,900 of debt outstanding due to the Reporting Person. The Reporting Person is holding the shares of Common Stock for the purpose of investment.

         Except as otherwise disclosed herein, the Reporting Person is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Common Stock to be eligible to the deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.


Item 5. Interest in Securities of the Issuer.

        (a) The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person is 6,270,000 which includes 4,560,000 shares of Common Stock held by the Reporting Person's wholly-owned holding company. The 6,270,000 shares represent approximately 20.2% of the outstanding shares of Common Stock. The percentage of outstanding shares of Common Stock beneficially owned by the Reporting Person are based upon the aggregate of 31,016,256 outstanding shares of Common Stock consisting of (x) approximately 27,382,923 shares of Common Stock issued and outstanding as of November 6, 2003, as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003 and (y) the issuance of 3,633,333 shares of Common Stock by the Company on January 21, 2004 upon the conversion of outstanding debenture (2,300,000 shares) and in a private placement transaction (1,333,333 shares).

        (b) (i) The Reporting Person possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 1,710,000 shares of Common Stock; and

            (ii) The Reporting Person possesses shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 4,560,000 shares of Common Stock with his wholly-owned holding company, Lizstan Limited, a British Virgin Islands company.
            The address of Lizstan Limited is c/o Bermuda Trust Company Limited, Compass Point Building 9 Bermudiana Rd. Hamilton HMII Bermuda.


        (c) On January 21, 2004, the Reporting Person sold $200,000 principal amount of the Company's 12% Convertible Subordinated Debentures in a private transaction for aggregate consideration of $265,321.13. The Debentures were convertible into 800,000 shares of the Company's Common Stock at a conversion rate of $0.25 per share.

        (d) The Reporting Person's wholly-owned holding company has the right to receive or the power to direct receipt of dividends from, or the proceeds from, the sale of 4,560,000 shares of the 6,270,000 shares of Common Stock beneficially owned by the Reporting Person.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         4,560,000 shares of Common Stock are held by the Reporting Person's wholly-owned holding company. Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

         None.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 04/14/2004                      /s/ James T. Martin
                                      Name:  James T. Martin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages